Exhibit 15.1

October 23, 2026

To the Board of Directors and Shareholders of S&P Global Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-3) and related Prospectus of S&P Global Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts, units and guarantees of debt securities of our reports dated April 28, 2026 and July 28, 2026 relating to the unaudited condensed consolidated interim financial statements of S&P Global Inc. that are included in its Forms 10-Q for the quarters ended March 31, 2026 and June 30, 2026.

/s/ Ernst & Young LLP

New York, New York

October 23, 2026